 Morgan, Lewis & Bockius LLP
1701 Market Street
Philadelphia, PA  19103-2921
Tel:  215.963.5000
Fax:  215.963.5001
www.morganlewis.com

September 15, 2009

VIA EDGAR AND EMAIL

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Attn:  H. Christopher Owings, Assistant Director

Re:	The York Water Company
Form 10-K for Fiscal Year Ended December 31, 2008
Filed March 11, 2009
Definitive Proxy Statement on Schedule 14A
Filed March 18, 2009
Form 10-Q for the Fiscal Quarters Ended March 31, 2009 and June 30, 2009
Filed May 8, 2009 and August 7, 2009
File No. 001-34245

Dear Mr. Owings,

This letter is being submitted in response to the comments given by the staff of the Division of Corporation Finance as set forth in your letter to Mr. Jeffrey R. Hines, President and Chief Executive Officer of The York Water Company (the “Company”), dated September 14, 2009, with respect to the above-referenced filings.

For your convenience, we have set forth each comment in italicized typeface and included each response below the relevant comment and have provided marked language to show proposed changes to current disclosure.

Definitive Proxy Statement on Schedule 14A

General

1.	Please confirm that you will provide disclosure in future filings, as appropriate, that is similar to each of your responses including, but not limited to your responses to comment 15 and comment 20.

In response to the Staff’s comment, York Water has authorized us to inform you that it will provide disclosure in future filings, as appropriate, that is substantially similar to each of the responses set forth in our letter to the Staff dated September 9, 2009.

Compensation of Directors and Executive Officers, page 10

Compensation Discussion and Analysis, page 10

General Philosophy, page 10

2.
We note your response to comment 16 from our letter dated August 17, 2009.  Please disclose in your future filings, if true, that you focus on goals that will add value to your customers so that the Pennsylvania Public Utility Commission will consider it a prudent expense and allow you to recover the incentive payments through water rates.

In response to the Staff’s comment, York Water has authorized us to inform you that it will disclose in future filings language substantially similar to the response to comment 16 set forth in our letter to the Staff dated September 9, 2009.

Cash Incentives, page 10

3.
We note your response to comment 19 from our letter dated August 17, 2009.  Please disclose your 2008 earnings per share target and your actual earnings per share for 2008.  Please confirm that you will provide similar disclosure in future filings.  Please also revise your disclosure to indicate, as you did in your response, that because the Company did not achieve the earning per share goal, the Compensation Committee reduced the incentive payout by the percentage of the shortfall or 2%.  Please also explain whether, as a rule, you plan to reduce any payout by the percentage of any shortfall and explain why you determined to do so rather than issue no payout at all because the target was not met.  Please see Instruction 4 to Item 402(b) of Regulation S-K and Question 118.04 of our Regulation S-K Compliance and Disclosure Interpretations located at our web-site, www.sec.gov.

In response to the Staff’s comment, please see the proposed revisions to the incentive language regarding performance objectives and strategic business criteria in its 2009 Proxy Statement as set forth in Exhibit A.  In addition, York Water has authorized us to inform you that it will provide similar disclosure in future filings.

*******************************************

Please do not hesitate to contact the undersigned at 215.963.5430 if you should have any questions or comments with regard to these responses.

Sincerely,

/s/ Brian C. Miner

Brian C. Miner

cc:           Jeffrey R. Hines
Kathleen M. Miller

DB1/63644342.5

EXHIBIT A

PROPOSED REVISIONS TO THE “CASH INCENTIVES”
PORTION OF THE “COMPENSATION DISCUSSION AND ANALYSIS”
SECTION OF PROXY STATEMENT

Cash Incentives.  Our practice is to use cash awards to incentivize our senior managers to create value for our customers.  To that end, we adopted a Cash Incentive Plan in 2005, pursuant to which our Compensation Committee sets annual performance objectives and target incentive payment amounts.  All of our managers participate in the plan, including our senior managers.

The plan is administered by the Compensation Committee, which has complete and final authority to, among other things, select participants, to determine the goals and circumstances under which incentive awards are granted, to grant awards and to construe and interpret the Plan.  Decisions of the Compensation Committee with respect to the administration and interpretation of the Plan are final, conclusive and binding upon all participants.

The Compensation Committee has discretion to determine all performance objectives.  In addition, the Committee may specify that any incentive award be conditioned upon achievement or satisfaction of business criteria or other measures of performance.  One or more of the following business criteria or other measures of performance may be used by the Committee:  (1) growth in revenues or assets; (2) earnings from operations; (3) net income or earnings per common share; (4) return on investment or return on equity; (5) stock price or shareholder return and (6) strategic business criteria, consisting of meeting specified water quality standards, environmental or safety standards, affordability of rates and customer satisfaction standards.  The Compensation Committee may exercise its discretion to eliminate, reduce or increase the amounts payable as incentive, subject to such business criteria or other measures of performance.

Under the plan, annual performance objectives are established no later than ninety (90) days after the beginning of any annual incentive period, which is usually a calendar year.  Each performance objective carries with it a score of five (5) points.  No points are awarded for partial achievement of performance objectives.  Incentive awards are granted only if an overall score of seventy-five (75) percent of the available performance objective points are achieved.  The Compensation Committee believes that achieving performance objectives should be the shared responsibility of management.  Accordingly, if an overall score of seventy-five (75) percent of the available performance objective points is achieved, all participants receive their target incentive awards.  If an overall score of less than seventy-five (75) percent of the available performance objectives is achieved, no participant receives any award.

The Compensation Committee set the performance objectives and target incentive awards for 2008 on January 28, 2008.  For 2008, the Compensation Committee determined that the amount of the target cash incentive award would be 5% of the base salary as of December 31, 2008 for each management employee, including senior management employees.  The 2008 performance objectives as determined by the Compensation Committee were: construct distribution center, install residual handling facilities, interconnect and integrate West Manheim acquisition, rehabilitate infrastructure, obtain regulatory approval of municipal contract, consolidate billing cycles, design and permit spillway improvements, issue tax exempt debt, complete an equity offering, complete a major rate case, establish direct stock purchase plan, implement e-proxy process and conduct a benefits analysis.  The business criteria set for 2008 was to achieve earnings per share of $0.58.

On January 26, 2009, the Compensation Committee determined that our management had achieved seventy-five (75) percent of the performance objectives listed above for 2008, but had fallen slightly short of the set business criteria for 2008 [~~which was an~~]achieving actual earnings per [~~common~~ ]share [~~goal.~~]of $0.57.  The Committee awarded the senior managers [~~the~~]98 percent of the target incentive amounts set forth on the 2008 Grants of Plan Based Awards Table below[~~, which was approximately ninety-eight (98) percent of the target incentive amount for each senior manager~~].  The Compensation Committee reduced the incentive payout by the percentage shortfall of actual earnings per share to the target, which in this case was 2%.  The Committee awarded reduced incentives in this case because the performance objectives were met, and the slight earnings per share shortfall was caused by factors outside of management’s immediate control.  The Compensation Committee will review the facts and circumstances behind any future shortfalls on a case by case basis in order to determine if the entire incentive, a reduced incentive or no incentive will be paid for that year.

On January 26, 2009, the Compensation Committee determined performance objectives and target incentive amounts to be awarded under the plan for 2009.  The performance objectives were: implement on-line bill pay, implement a service line protection plan, develop a twenty-year meter change out plan, rehabilitate infrastructure, develop an annual hydrant inspection plan, obtain regulatory approval of municipal contract, design and permit spillway improvements, conduct a customer attitude survey, implement a customer satisfaction survey, complete an equity offering, reduce the number of billing cycles, complete recommendations of the management audit, develop a payment agreement reconciliation process and implement identity theft procedures.  The target incentive amounts for 2009, as determined by the Compensation Committee are 5% of senior managers' base salary as of December 31, 2009 and the business criteria for 2009 is earnings per common share.